UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 10, 2014

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K (EXCEPT FOR THE EXPECTED ISSUE RATINGS SPECIFIED IN THE PRICING TERM SHEET AND FIXED INCOME INVESTOR PRESENTATION IN SCHEDULE III OF EXHIBIT 1.2 TO THIS FORM 6-K) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195645) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.	Description

1.1	Underwriting Agreement—Standard Provisions, dated as of September 4, 2014 (incorporated by reference to the Form 6-K dated September 11, 2014 (Film No 141097506), filed by the Registrant with the Securities and Exchange Commission on September 11, 2014).

1.2	Pricing Agreement between Barclays PLC and Barclays Capital Inc., dated November 3, 2014.

4.1	Senior Debt Securities Indenture, dated as of November 10, 2014, between Barclays PLC and The Bank of New York Mellon, as Trustee.

4.2	Barclays PLC Officer’s Certificate pursuant to Sections 1.02, 3.01 and 3.03 of the Indenture, dated as of November 10, 2014.

4.3	The form of Global Note for the 2.75% Fixed Rate Senior Notes due 2019 (incorporated by reference to Exhibit A to Exhibit 4.2 above).

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to the validity of the securities.

5.2	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to the validity of the securities.

8.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays PLC, as to certain matters of U.S. taxation.

8.2	Opinion of Clifford Chance LLP, English counsel to Barclays PLC, as to certain matters of United Kingdom taxation (included in Exhibit 5.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 10, 2014	By:	/s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Deputy Secretary